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                                                                     EXHIBIT 4.1


                     AMENDMENT TO EMPLOYEE STOCK OPTION PLAN
                         OF APACHE MEDICAL SYSTEMS, INC.

         WHEREAS, The Board of Directors has determined that it is advisable and in the best interests of Aros Corporation (the "Corporation") to amend the Employee Stock Option Plan of APACHE Medical Systems, Inc. (the "Employee Stock Option Plan") to increase the number of shares available for issuance thereunder and to reflect the name change of the Corporation to Aros Corporation, the title is hereby so amended and Section 4 of the Employee Stock Option Plan is hereby amended and restated in its entirety as follows effective June 21, 2002:

         SECTION 4.       COMMON STOCK SUBJECT TO PLAN.

         The aggregate shares of Common Stock that may be issued under the Plan shall not exceed 5,700,000, as adjusted in accordance with the provisions of
Section 8.

         In the event of a lapse, expiration, termination, forfeiture or cancellation of any Option granted under the Plan without the issuance of shares, the Common Stock subject to or reserved for such Option may be used again for new grants of Options hereunder; provided that in no event may the number of shares of Common Stock issued hereunder exceed the total number of shares reserved for issuance. Any shares of Common Stock withheld or surrendered to pay withholding taxes pursuant to Section 11(e) or withheld or surrendered in full or partial payment of the exercise price of an Option pursuant to Section 6(d) shall be added to the aggregate shares of Common Stock available for issuance.



Acknowledged and Approved:



/s/ Gerald E. Bisbee
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Gerald E. Bisbee